SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

--------------------------------

EMERITUS CORPORATION
(Name of Subject Company (Issuer))

EMERITUS CORPORATION
(Name of Filing Person (Offeror))

6.25% Convertible Subordinated
Debentures Due 2006 291005AA4
(Title of Class of Securities) (CUSIP Number of Class of Securities)
--------------------------------

Raymond R. Brandstrom

3131 Elliott Avenue, Suite 500

Seattle, WA 98121

(206) 298-2909

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

with a copy to:

Michael Stansbury, Esq.
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101
(206) 359-8000

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	Third-party tender offer subject to Rule 14d-1.

[X]	Issuer tender offer subject to Rule 13e-4.

[ ]	Going-private transaction subject to Rule 13e-3.

[ ]	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed on October 18, 2005, as amended on November 8, 2005 and November 16, 2005, (the "Statement") filed by Emeritus Corporation, a Washington corporation ("Emeritus"), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to issue 6.25% Convertible Subordinated Debentures Due 2008 (the "New Debentures") in the aggregate principal amount of $32,000,000 in exchange for an equal principal amount of 6.25% Convertible Subordinated Debentures due 2006 (the "Existing Debentures"), upon the terms and subject to the conditions set forth in the Offering Memorandum, dated October 18, 2005 (the "Offering Memorandum"), a copy of which was filed with the Statement as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which was filed with the Statement as Exhibit (a)(2) (which, as they may be amended or supplemented from time to time, together constitute the "Exchange Offer"). The information set forth in the Exchange Offer is hereby incorporated by reference in response to all of the items of this Statement. References below to "Items" refer to Items of Regulation M-A.

Item 11 Additional Information

 Item 1011(b) - Other material information. On November 18, 2005, the Company issued a press release announcing the results of the Exchange Offer as of November 17, 2005. The press release is attached as exhibit (a)(10) hereto and incorporated herein by reference.

ITEM 12.  EXHIBITS

Exhibit Number	Description
(a) (1)*	Offering Memorandum, dated October 18, 2005
(a) (2)*	Form of Letter of Transmittal
(a) (3)*	Form of Notice of Guaranteed Delivery
(a) (4)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a) (5)*	Form of Letter to Clients
(a) (6)*	Press Release, dated July 6, 2005 (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated June 30, 2005 and incorporated herein by reference)
(a) (7)*	Press Release, dated October 18, 2005
(a) (8)*

Amended and Restated Agreement Regarding 6.25% Convertible Subordinated Debentures Due 2006, dated October 14, 2005, between the Company, Columbia Select, L.P. and Catalina General, L.P., Saratoga Partners IV, LP, Saratoga Management Company LLC, and Saratoga Coinvestment IV LLC. (Incorporated by reference to the indicated exhibit filed with the Company’s Current Report on Form 8-K dated October 14, 2005)

(a) (9)*	Press Release, dated November 16, 2005
(a) (10)	Press Release, dated November 18, 2005
(d) (1)*

Indenture relating to the 6.25% Convertible Subordinated Debentures due 2006 dated February 15, 1996, between the registrant and Fleet National Bank ("Trustee") (Incorporated by reference to the indicated exhibit filed with the Company’s Annual Report on Form 10-K on March 29, 1996)

(d) (2)*	Form of Indenture relating to the 6.25% Convertible Subordinated Debentures due 2008, to be entered into by and between Emeritus Bioscience, Inc. and U.S.Bank, N.A., as Trustee.

* Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Emeritus Corporation

By: /s/ Raymond R. Brandstrom

Raymond R. Brandstrom
                                    Vice President of Finance, Chief FinancialOfficer and Secretary

Dated: November 18, 2005